                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 29)*

                            PLY GEM INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock ($.25 par value)
                         (Title of Class of Securities)

                                    729416107
                                 (CUSIP Number)

                             Joel I. Papernik, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 1997
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 729416107

1        Name of Reporting Person                          Jeffrey S. Silverman
         S.S. or I.R.S. Identification No.
         of Above Person                                   S.S. No. ###-##-####
      --------------------------------------------------------------------------

2        Check the Appropriate Box if                                  (a) [ ]
         a Member of a Group                                           (b) [ ]
     --------------------------------------------------------------------------

3        SEC Use Only
      --------------------------------------------------------------------------

4        Source of Funds                                               00
      --------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                   [ ]
      --------------------------------------------------------------------------

6        Citizenship or Place of Organization                          U.S.A.
      --------------------------------------------------------------------------

                             7      Sole Voting Power                  0
                                    --------------------------------------------

Number of Shares             8      Shared Voting Power                0
Beneficially Owned by               --------------------------------------------
Reporting Person With
                             9      Sole Dispositive Power             0
                                    --------------------------------------------

                             10     Shared Dispositive Power           0
      --------------------------------------------------------------------------

11       Aggregate Amount Beneficially
          Owned By Each Reporting Person                               0
      --------------------------------------------------------------------------

12       Check box if the aggregate Amount
          in Row (11) Excludes Certain Shares                          [ ]
      --------------------------------------------------------------------------

13       Percent of Class Represented by
          Amount in Row (11)                                           0%
      --------------------------------------------------------------------------

14       Type of Reporting Person                                      IN

Item 1.           Security and Issuer.

         This Amendment No. 29 to the Schedule 13D originally filed for an event of June 8, 1982 (the "Original Filing"), relates to the shares of Common Stock, $.25 par value (the "Common Stock"), of Ply Gem Industries, Inc. (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, NY 10017.

         This Schedule is being filed pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Item 2.           Identity and Background.

        (a)       The name of the person filing this Schedule is Jeffrey S.
                  Silverman.

        (b) The business address of Mr. Silverman is 777 Third Avenue, New York, New York 10017.

        (c) As of August 25, 1997, pursuant to a non-compete and termination agreement previously filed, Mr. Silverman is no longer employed by the Company and no longer serves as a member of the Company's Board of Directors.


        (d) Mr. Silverman has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Silverman has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Mr. Silverman's being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect of such laws.

        (f)       Mr. Silverman is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.           Purpose of Transaction.

         Not applicable.

Item 5.           Interest in Securities of the Issuer.

        (a)       Reference is made to Items 11 and 13 of the cover page.

        (b)       Reference is made to Items 7, 8, 9 and 10 of the cover page.

        (c) As previously reported, on July 29, 1997, NTK Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Nortek, Inc., a Delaware corporation ("Nortek"), commenced a tender offer to purchase all outstanding shares of common stock at the purchase price of $19.50 per share of Common Stock, net to the tendering holder, in cash (without interest thereon), on the terms and subject to the conditions set forth in the Offer to purchase dated July 29, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). Pursuant to the Offer, Mr. Silverman tendered all of his shares of Common Stock, and such shares were accepted on August 25, 1997 upon consummation of the Offer.

        (d)       Not applicable.

        (e) Mr. Silverman ceased to be the beneficial owner of any shares of Common Stock on August 25, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Mr. Silverman entered into an Option Surrender Agreement, Release and Waiver ("the Surrender Agreement"), dated as of August 20, 1997, with the Company in connection with the proposed acquisition of the Company by Nortek, pursuant to which Mr. Silverman surrendered for cancellation to the Company all of his rights, title and interest in and to all shares of not yet vested restricted stock (to the extent not tendered in the Offer, the "Unvested Stock") and all options (whether vested or unvested, the "Options") to purchase shares of Common Stock previously granted for (i) with respect to Unvested Stock, a per share amount equal to the Merger Consideration (as defined in the Agreement and Plan of Merger, dated as of July 24, 1997, among the Company, Nortek and NTK Sub, Inc.), multiplied by the number of shares of Unvested Stock, and
       (ii) with respect to Options, a per share amount equal to the Merger Consideration, minus the exercise price per share, multiplied by the number of shares subject to such Options, in each case, upon the terms and subject to the conditions set forth in the Surrender Agreement, a copy of which is filed herewith as Exhibit 1.

Item 7.           Materials to be Filed as Exhibits.

        Exhibit 1 Form of Surrender Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.





Dated:   September 3, 1997                       /s/ Jeffrey S. Silverman
                                                 ------------------------
                                                 Jeffrey S. Silverman

                                EXHIBIT INDEX


Item No.                         Description
--------                         -----------

Exhibit  1                     Form of Surrender Agreement